Credit Suisse Securities (USA) LLC
Eleven Madison Avenue
New York, NY 10010-3629

Morgan Stanley & Co. Incorporated
1585 Broadway
New York, NY 10036

Goldman, Sachs & Co.
200 West Street
New York, NY 10282

Deutsche Bank Securities Inc.
60 Wall Street
New York, NY 10005

October 25, 2010

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:              Catherine Brown

Re:                               First Wind Holdings Inc.
Registration Statement on Form S-1
Registration File No. 333-152671

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of First Wind Holdings Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m. (Washington, D.C. time) on October 27, 2010, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus issued October 21, 2010 through the date hereof:

No. of Copies
Prospective Underwriters	4,061
Institutions	4,369
Others	90
Total	8,520

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Jean-Pierre Boudrias
	Name:	Jean-Pierre Boudrias
	Title:	Director

MORGAN STANLEY & CO. INCORPORATED

By:	/s/ Jon Redmond
	Name:	Jon Redmond
	Title:	Executive Director

GOLDMAN, SACHS & CO.

By:	/s/ Goldman, Sachs & Co.
Goldman, Sachs & Co.

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Peter Skantze
	Name:	Peter Skantze
	Title:	Director

By:	/s/ Michael Friezo
	Name:	Michael Friezo
	Title:	Managing Director and Head of ECM, Americas